

September 26, 2014

<u>Via E-mail</u>
Nikolay Titov
President, Treasurer and Director
Adaiah Distribution Inc.
190 Krymskaya Street
Anapa, Russian Federation 353440

> **Re:** **Adaiah Distribution Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed September 12, 2014**
> **File No. 333-192895**

Dear Mr. Titov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements, page F-1</u>

<u>Statements of Operations, page F-4</u>

1. We note the adjustments you made to your financial statements in the most recent amendment related to the elimination of cost of sales when no sales occurred. However, it appears that you have made certain adjustments to your statement of cash flow such that it does not tie to the ending balance of cash. Specifically, it appears you have not compensated for the increase in inventory during the period. Please revise or explain in detail your accounting entries.

<u>Financial Statements – April 30, 2014, page F-11</u>

2. Please update your interim financial statements to comply with Rule 8-08 of Regulation S-X.

3. We note your reference to the Independent Registered Public Accountant Report on page F-11 in relation to your unaudited April 30, 2014 financial statements. Please remove this reference, or respond to the substance of comment 17 in our letter dated July 29, 2014 as it relates to your inclusion of a reference to a report of your auditor on page F-11.

Please contact Jarrett Torno, Staff Accountant, at (202) 551-3703, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director

cc: Michael A. Littman, Esq.